SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Aurum Explorations, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05207L 10 3

(CUSIP Number)

Yau-Sing Tang
Suite 903, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong
+852 2591 1221

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05207L 10 3

1) Name of Reporting Persons:

Yau-Sing Tang

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

Hong Kong

(7) Sole Voting Power
8,583,162
Number of
Shares
Beneficially	(8) Shared Voting Power
Owned	0
By Each
Reporting
Person With	(9) Sole Dispositive Power
8,583,162

(10) Shared Dispositive Power
0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

8,583,162

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13) Percent of Class Represented by Amount in Row (11)

Approximately 17.6% (1)

14) Type of Reporting Person

IN

(1) Based on 48,747,600 shares of common stock issued and outstanding as of the date of this report.

(Page 2 of 6 pages)

Introduction

This Amendment No.1 amends and supplements the information set forth in the Schedule 13D filed by the reporting person with the U.S. Securities and Exchange Commission on August 25, 2009 (the “Schedule 13D”) relating to the shares of Common Stock, par value $0.001 per share, of Aurum Explorations, Inc., a Nevada corporation (the “Company”).

On October 27, 2010, the Company issued Wellkey Holdings Limited (“Wellkey”), a BVI entity wholly-owned by the reporting person, 3,326,900 shares of common stock in exchange for cancellation of a debt owed to the reporting person by the Company of $33,269, at a price of $.01 per share.

On October 30, 2010, the Company completed a reverse acquisition transaction through a share exchange (the “Share Exchange”) with Greatmat Holdings Limited (“Greatmat”) and its sole shareholder Chris Yun Sang So, whereby the Company acquired 100% of the issued and outstanding capital stock of Greatmat in exchange for issuing to Mr. So 36,560,700 shares of the Company’s Common Stock, which constituted 75% of the Company’s issued and outstanding capital stock as of and immediately after the consummation of the reverse acquisition.  As a result of the reverse acquisition, Greatmat became the Company’s wholly-owned subsidiary and the former shareholder of Greatmat became the Company’s controlling stockholder.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Aurum Explorations, Inc., a Nevada corporation (“Aurum” or the “Company”).  The principal executive office of Aurum is located at Room 2102-03, 12/F, Kingsfield Centre, 18-20 Shell Street, North Point, Hong Kong.

Item 2.  Identity & Background

(a)	Yau-Sing Tang
(b)	Suite 903, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong
(c)
Mr. Tang’s current principal occupation is serving as the Chief Financial Officer of China Agritech, Inc., a producer of fertilizers and related products in the PRC with a main business address of Room 3F No. 11 Building, Zhonghong International Business Garden, Future Business Center, Chaoyang North Road, Chaoyang District, Beijing, People’s Republic of China 100024.

(d)	During the last five years, Mr. Tang has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Tang was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tang is a citizen of Hong Kong.

(Page 3 of 6 pages)

Item 3.      Source and Amount of Funds and Other Consideration.

On October 27, 2010, the Company issued Wellkey Holdings Limited, a BVI entity wholly-owned by Mr. Tang, 3,326,900 shares of common stock in exchange for cancellation of a debt owed to Mr. Tang by the Company of $33,269, at a price of $.01 per share.

Item 4.      Purpose of Transaction.

Yau-Sing Tang acquired an indirect interest in the 3,326,900 restricted shares of common stock in Aurum as a personal investment pursuant to a stock purchase agreement reached between Mr. Tang and the Company to issue the 3,326,900 restricted shares in a private transaction.  Mr. Tang acquired the 3,326,900 shares of common stock in exchange for cancellation of a debt owed to Mr. Tang by the Company in the amount of $33,269.

Depending on market conditions and other factors, Mr. Tang may acquire additional securities of Aurum as Mr. Tang deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Aurum or otherwise.  Mr. Tang also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Tang does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Aurum, or the disposition of securities of Aurum;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aurum or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Aurum or any of its subsidiaries;

(4)
any change in the present board of directors or management of Aurum, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception of Mr. Tang’s recent resignation as an officer and impending resignation as a director of Aurum;

(5)	any material change in the present capitalization or dividend policy of Aurum;
(6)	any other material change in Aurum’s business or corporate structure;

(7)	changes in Aurum’s Articles of Incorporation or By-Laws or other actions that may impede an acquisition of control of Aurum by any person;

(8)
a class of securities of Aurum to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Aurum becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)	any action similar to any of those enumerated above.

(Page 4 of 6 pages)

Upon the closing of the Share Exchange, Mr. Tang, the Company’s former sole officer and a director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as the Company’s director that will become effective on the tenth day following the mailing by the Company of an information statement, or the Information Statement, to its stockholders that complies with the requirements of Section 14f-1 of the Exchange Act.  In addition, the Company’s Board of Directors on October 30, 2010, increased the size of its board of directors to three directors and appointed Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse to fill the vacancies created by such resignation and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignation of Yau-sing Tang on the tenth day following the mailing by the Company of a Schedule 14f-1.   In addition, on October 30, 2010, the Company’s board of directors appointed Chris Yun Sang So to serve as the Company’s Chief Executive Officer, President and Chief Financial Officer, Carol Lai Ping Ho to serve as the Company’s General Manager, Secretary and Treasurer and Rick Chun Wah Tse to serve as the Marketing Director of the Company, each effective upon the closing of the Share Exchange.   The closing of the Share Exchange and the appointment of Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse on the closing date resulted in a change in control of the Company in which Chris Yun Sang So gained control of the Company.

Item 5.      Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by Mr. Tang is 8,583,162 shares, or 17.6% of the outstanding common stock of the Company, based on 48,747,600 shares of common stock outstanding as of the date of this report.

(b)	Mr. Tang has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 8,583,162 shares of common stock of the Company.

(c)
Other than as described in Item 4 above, Mr. Tang has not effected any transaction in the shares of common stock of the Company in the past sixty days, except that on October 28, 2010, Mr. Tang transferred 243,738 shares of common stock to certain persons in exchange for services at a price of $.01 per share in a private transaction.

(d)
No person, other than Mr. Tang, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,583,162 shares of common stock of the Company.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Tang and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement by and among Aurum Explorations, Inc., Greatmat Holdings Limited, Chris Yun Sang So and Yau-sing Tang, dated October 30, 2010 (attached as Exhibit 2.1 to the Company’s current report on Form 8-K filed on November 3, 2010).

Exhibit 2
Stock Purchase Agreement by and between Aurum Explorations, Inc. and Yau-sing Tang, dated October 27, 2010 (attached as Exhibit 10.1 to the Company’s current report on Form 8-K filed on November 2, 2010).

(Page 5 of 6 pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2010	/s/ Yau-Sing Tang
Yau-Sing Tang

(Page 6 of 6 pages)